Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Denison Mines Corp. (“Denison”)

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Item 2.	Date of Material Change

July 27, 2015

Item 3.	News Release:

The news release was disseminated on July 28, 2015 through Marketwired and filed on SEDAR.

Item 4.	Summary of Material Change

On July 28, 2015, Denison and Fission Uranium Corp. (“Fission”) jointly announced that they had entered into a definitive arrangement agreement (the “Arrangement Agreement”) which replaces the binding letter agreement (the “Binding Letter Agreement”) previously announced on July 6, 2015. Pursuant to the Arrangement Agreement, Denison has agreed to combine its business with Fission by way of a court-approved plan of arrangement (the “Arrangement”).

Item 5.	Full Description of Material Change

On July 28, 2015, Denison and Fission announced that they had entered into the Arrangement Agreement which replaces the Binding Letter Agreement previously announced on July 6, 2015. Pursuant to the Arrangement Agreement, Denison has agreed to combine its business with Fission by way of an Arrangement.

The Arrangement creates a Canadian focused diversified uranium company-combining the assets and the management teams of the two companies. The asset portfolio of the combined company will include two flagship uranium exploration and development projects: Fission’s 100% owned Patterson Lake South Project, and Denison’s 60% owned Wheeler River Project, both located in the Athabasca Basin, in Northern Saskatchewan, Canada.

The Arrangement Agreement provides that all necessary steps will be taken to ensure that, upon the closing of the Arrangement, Devinder Randhawa, Ross E. McElroy and David Cates will be appointed as the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer of the combined company, respectively, and that the Board of Directors of the combined company will be reconstituted to consist of ten (10) directors (five from each of the current Denison and Fission Boards of Directors), including Catherine Stefan, Ron Hochstein, Lukas Lundin (non-Executive Chairman), Brian Edgar, Devinder Randhawa, Ross E. McElroy, Frank Estergaard, William Marsh, Jeremy Ross and Joo Soo Park, as nominee of Korea Electric Power Corporation.

The Arrangement will be effected by way of a plan of arrangement completed under the Canada Business Corporations Act among Denison, a wholly owned subsidiary of Denison, and Fission, and it must be approved by the Supreme Court of British Columbia. The Arrangement also requires shareholder approval from two thirds of the votes cast by the holders of Fission common shares (the “Fission Shareholders”), plus any minority approval of Fission Shareholders that may be required by Multilateral Instrument 61-101, and approval of more than 50% of the votes cast by the Denison shareholders at their respective shareholder meetings. Denison shareholders will also be asked to approve a 2-for-1 share consolidation and to effect a name change to “Denison Energy Corp.” that will take place immediately following the closing of the Arrangement. The share consolidation and the name change will require shareholder approval from two thirds of the votes cast by the holders of common shares of Denison (the “Denison Shares”).

The Arrangement includes a common share exchange through which Fission common shareholders will receive 1.26 Denison Shares for each common share of Fission (each, a “Fission Share”) held plus CAD$0.0001 per Fission Share in cash (the “Exchange Ratio”). In the event that the Exchange Ratio would require Denison to issue a number of shares that is greater than the current issued and outstanding Denison Shares, the Exchange Ratio will be adjusted so that the total number of shares to be issued by Denison is equal to the number of issued and outstanding Denison Shares less 100,000 Denison Shares. Fission’s outstanding options and warrants will be exercisable to acquire Denison Shares, after taking into account the Exchange Ratio.

The combined company will be approximately 50% owned by each of Denison’s and Fission’s existing shareholders on a fully-diluted in-the-money basis.

Denison’s Board of Directors have determined the proposed transaction is in the best interests of Denison and its shareholders, having taken into account the written fairness opinion of Haywood Securities Inc., and have unanimously approved the Arrangement.

The Board of Directors of Fission, acting on the recommendation of its special committee of independent directors, having taken into account the written opinion of Dundee Securities Ltd. dated July 6, 2015, that the transaction is fair, from a financial point of view to Fission securityholders, has determined that the transaction is in the best interests of Fission and has unanimously approved the Arrangement.

Denison and Fission’s Board of Directors recommend that their shareholders vote in favour of the Arrangement.

The respective shareholder meetings of Denison and Fission and the closing of the Arrangement are expected to occur in October 2015 or such date as the parties may agree.

In addition to shareholder approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of other customary conditions. The Arrangement includes customary provisions, including fiduciary-out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Each company has agreed to pay the other party a termination fee of CAD$14.0 million in certain circumstances.

Copies of the Arrangement Agreement and certain related documents and agreements are available through Denison’s filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

The following executive officer of Denison is knowledgeable about the material change disclosed in this report and may be contacted as follows:

David Cates

President and Chief Executive Officer

(416) 979-1991 ext 362

Item 9.	Date of Report:

August 5, 2015

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this material change report constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison and Fission.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of each of Denison and Fission to be materially different from those expressed or implied by such forward-looking statements. Each of Denison and Fission believe that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this material change report should not be unduly relied upon. This information speaks only as of the date of this material change report. In particular, this material change report may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from the Arrangement; the closing of the Arrangement, the board and management team following completion of the Arrangement and the receipt of the necessary shareholder approvals.

There can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, in the case of Denison, please refer to “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml, and, in the case of Fission, please refer to “Risk Factors” in Fission’s Annual Information Form dated February 25, 2015 available under its profile at www.sedar.com.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this material change report is expressly qualified by this cautionary statement. Neither Denison nor Fission undertake any obligation to publicly update or revise any forward-looking information after the date of this material change report to conform such information to actual results or to changes in their respective expectations except as otherwise required by applicable legislation.